James C. Kardon Member of the Firm	Direct Dial: 212-478-7250 Email: jkardon@hahnhessen.com

November 4, 2008

VIA OVERNIGHT COURIER AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington DC  20549
Attention:  Perry J. Hindon, Special Counsel
      Mergers & Acquisitions

Re:  B+H Ocean Carriers Ltd. Schedule TO, filed October 20, 2008

Dear Mr. Hindon:

This letter responds to the Staff’s comment letter dated October 30, 2008 to B+H Ocean Carriers Ltd. (the “Company”), regarding the above-captioned Schedule TO (the “Schedule TO”).  The purpose of this response letter is to address, on behalf of the Company, the comments relating to the Schedule TO.  For your convenience, each of the Staff’s comments with respect to the Schedule TO has been reproduced, followed by the Company’s response to such comment.  All capitalized terms not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase (Exhibit A(1)(i) to the Schedule TO).

Offer to Purchase

1.	In future filings, please insert page numbers in the filed document. For purposes of this letter, references to page numbers are to printed pages.

We forwarded to you on November 3, 2008 via overnight courier courtesy copies of the printed exhibits accompanying the Schedule TO in the form distributed to the Company’s stockholders.  The references to page numbers in our responses below refer to the pagination set forth in such documents.

The Company will comply with this request to include page numbers with respect to future filings.  Page numbers were provided on the printed copies of all documents distributed to the Company’s stockholders, brokers, dealers, commercial banks, trust companies and other nominees, holding or dealing in the Company’s stock, on October 20, 2008.

2.
We note your references throughout the Offer to Purchase to the phrase "reasonably promptly" with respect to payment for tendered shares of your common stock, return of shares not purchased in the offer and determination of the proration factor. Please revise disclosure throughout your filing to comply with Rule 13e-4(f)(5).

Following the Expiration Time, if more than 600,000 shares or such greater number of shares as the Company may elect to accept for payment, have been properly tendered, the Depositary will need to prorate the tendered shares as discussed on page 13 of the Offer.  One important condition of the Offer is the Company’s determination that there will not be a reasonable likelihood that the consummation of the Offer and purchase of the shares pursuant to the Offer will cause the Company’s common stock to be eligible for deregistration under the Exchange Act.  Consequently, the Company, with the assistance of the Depositary and the Information Agent, will need to make determinations that (a) the number of shares held of record will continue to be held by 300 or more holders resident in the United States following the Company’s acceptance of properly tendered (and not withdrawn) shares and (b) fulfill its Odd Lot priority under the procedure described on page 12 of the Offer.  Due to the potential complexity of these determinations, the Company has disclosed on page 13 of the Offer that it will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to five business days after the Expiration Time.  Although the Company will seek to complete this process more promptly if possible, we believe completing this process within five business days complies with Rule 13e-4(f)(5).  The Company hereby confirms that it will pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the tender offer in compliance with Rule 13e-4(f)(5).

Once I have tendered shares in the Offer, can I withdraw, page 7

3.
We refer you to the last sentence of this section. If your intention is to refer to the rights of shareholders to withdraw tenders of shares not yet accepted for payment after the expiration of forty business days from the commencement of the tender offer, please revise your disclosure accordingly. See Exchange Act Rule 13e-4(f)(2)(ii).

Pursuant to Rule 13e-4(f)(2)(ii), if the shares of stock tendered have not yet been accepted for payment, after the expiration of forty business days from the commencement of the issuer tender offer, the issuer shall permit the shares tendered to be withdrawn.  The disclosure in the Offer states that “If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on December 15, 2008.”  The Company is allowing stockholders withdrawal rights after 39 business days, which is more advantageous to stockholders who have properly tendered shares that have not yet been accepted for payment.

Cautionary. Note on Forward-Looking, Statements and Risk Factors, page 10

4.
Please revise to eliminate the statement in the last sentence of the second paragraph that the company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of the Offer to Purchase. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. See Exchange Act Rule 13e-4(e)(iii).

Pursuant to Exchange Act Rule 13e-4(e)(iii), in the event facts or circumstances which the Company reasonably deems material for purposes of required disclosure under the U.S. federal securities laws arise, the Company will prepare and timely file a Current Report on Form 6-K with the Securities and Exchange Commission (the “Commission”) and amend and promptly disseminate revised information in the event that existing disclosure materially changes.   With respect to forward-looking statements, the statement that the Company is making is prefaced by the comment, “Except as may be required by law” and relates solely to updating forward-looking statements, not material information about the Company.  Accordingly, the Company believes it remains in compliance with Rule 13e-4(e)(iii).  Since this is usual and customary language with respect to disclaimers made as to forward-looking statements in connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the “Safe Harbor”), the Company believes the statement is unlikely to generate significant confusion among its stockholders.

5.
In addition, we note your reference to Current Reports on Form 6-K and your Annual Report on Form 20-F. To the extent such reports contain a similar disclaimer, you must expressly disavow such statements as to the information you deem to be part of the Offer to Purchase.

The Company will fulfill its obligations under Exchange Act Rule 13e-4(e)(3) to disseminate promptly additional disclosure in the event of a material event affecting the Company’s business which requires supplementing or changing the information published, sent or given to its stockholders.  Even if the Safe Harbor does not apply to tender offers, the Company believes that it is in the best interests of its stockholders to be informed of the risks involved in making any investment decision with respect to the Company’s securities.
A number of the Company’s Current Reports on Form 6-K contain similar disclaimers of a duty to update, which is usual and customary practice with respect to the Safe Harbor especially in Exchange Act reports and filings.  However, the Company’s disclaimer of a duty to update Safe Harbor statements in press releases does not affect the Company’s obligations under Exchange Act Rule 13e-4(e)(3) in respect of the Offer, and the Company confirms that it plans to make timely disclosure of material information, if any, and accordingly to meet its obligations under Exchange Act Rule 13e-4(e)(3).

Terms of the Offer, page 13

6.
We note disclosure on page 14 that shareholders may submit multiple letters of transmittal to tender shares at more than one price within the auction range. The procedure by which security holders may tender shares at different prices appears potentially confusing. For example, how can subsequent letters of transmittal be valid without revoking the earlier letters? Furthermore, are stockholders required to submit separate notices of withdrawal for each portion of shares tendered at a different price? What is the process for handling uncertificated shares? Please advise and clarify in your disclosure.

The provisions relating to tendering shares by separate Letters of Transmittal are set forth on page 13 of the Letter of Transmittal.  Subsequent letters of transmittal that are properly submitted would be valid if, taken together, the number of shares covered by such letters do not exceed the total number of shares owned by the transmitting stockholder.   To the extent any additional letters of transmittal are submitted cover shares in excess of such threshold, Instruction 5 of the Letter of Transmittal on page 13 is clear in noting that:  “A stockholder wishing to tender portions of such stockholder’s share holdings at different prices must complete a separate Letter of Transmittal for each price at which such stockholder wishes to tender each such portion of such stockholder’s shares [original text also in bold]. The same shares cannot be tendered unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase, at more than one price.”

The Company expects that in most instances, multiple tenders, which typically come only from professional investors, will be submitted simultaneously, thereby reducing the likelihood of confusion or error on the part of the stockholder submitting multiple tenders.  In connection with any defects or similar issues that arise in connection with multiple tenders, the Company reserves its sole discretion to determine all questions as to irregularities as set forth on page 14 of the Letter of Transmittal.

Section 3 of the Offer discusses the Depositary Trust Company’s book-entry transfer facility on page 17.  Prior to the Expiration Time, stockholders may tender their shares in accordance with Instruction 2 of the Letter of Transmittal on page 12 which cross-references “the procedures for book entry-transfer set forth in Section 3 of the Offer.”   The box to be checked for delivery of shares by book-entry transfer and blanks set forth for the name of the tendering institution, account number and transaction code number are set on page 5 of the Letter of Transmittal.

Stockholders whose certificates for shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Time may tender their shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Procedures for dealing with lost, destroyed or stolen certificates are described in Instruction 13 of the Letter of Transmittal on page 14.

Each stockholder has been given access to the Information Agent and the Depositary.  The total investor pool holding the Company’s stock is in the hundreds, not thousands, and the Company, with its Information Agent and Depositary, can readily advise its stockholders with respect to the tender offer and any issues that may arise in connection with multiple tenders or tendering uncertificated shares via book-entry transfer.

Conditions of the Tender Offer, page 25

7.
We note in the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not you have waived such condition.

The Company acknowledges that if an offer condition is triggered, the Company will notify stockholders whether or not the Company has waived such a condition.  In addition, in the event the waived condition would be material, the Company acknowledges that it may be required under the Commission’s tender offer rules to extend the offer and recirculate new disclosure to its stockholders.

United States Federal Income Tax Treatment of U.S. Holders, page 35

8.
Please eliminate the statement that the discussion is included for general information only. This statement suggests that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

The Company believes that it is important for the Company’s stockholders to bear in mind that the information is general in nature and may not apply to each stockholder’s individual tax circumstances; particularly since most of the Company’s stockholders are not subject to U.S. taxes but to taxes in multiple jurisdictions.  Accordingly, a statement that a stockholder reviewing the discussion of potential tax consequences that is not specific to individual tax circumstances, but is general information and not tax advice and a prescription urging stockholders to consult their own tax advisors is appropriate.  The Company believes that if the statement were removed, stockholders would be further confused or potentially could review the information provided to them in a materially misleading light.

Exhibits (a)(I)(ii) and (a)(1)(v)

9.
We note your request that the security holder acknowledges that has "read and understands" the tender offer. It is not appropriate to require security holders to attest to the fact that they "read and understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language from these materials.

We confirm to the Staff that the Company will not assert any rights or claims of waiver with respect to the referenced “read and understand” language set forth in the Letter of Transmittal and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.  In addition, the Company acknowledges that its stockholders’ rights under the federal securities laws will not be limited by an acknowledgment that stockholders have read and understood the tender offer materials provided to them.

In addition, included as Attachment A to this letter is a written statement from the Company acknowledging that (i) the Company is responsible for the responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (212) 478-7250.

Very truly yours,
James Kardon

EXHIBIT A

B+H OCEAN CARRIERS LTD.
3rd Floor, Par La Vile Place,
14 Par La Ville Road
Hamilton HM 08 Bermuda

  B+H Ocean Carriers Ltd. (the “Company”), a corporation incorporated under Liberian law, hereby acknowledges, through its President and Chief Executive Officer, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITHNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 4th day of November, 2008.

B+H OCEAN CARRIERS LTD.

By:  /s/ Deborah Patterson
Name:  Deborah Patterson
Title:    Secretary